UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 18, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESIGNATION OF DIRECTOR AND CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES

Johannesburg, Friday, 18 December 2020. Harmony Gold Mining Company Limited (“Harmony” or the “Company”), hereby advises in compliance with paragraph 3.59 of the JSE Limited Listings Requirements, the resignation of Ms Grathel Motau as independent non-executive director and investment committee member of the company with effect from 18 December 2020. Ms Motau has decided to pursue other career opportunities.

The chairman of Harmony, Dr Patrice Motsepe, said: “I would like to express my gratitude and that of the board to Grathel for her contribution to the Harmony board. We wish her success in her new endeavours.”

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
18 December 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 18, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director